Mail Stop 4561

February 13, 2008

Young Bae Ku
Chief Executive Officer
Gmarket Inc.
8th Floor, LIG Tower, 649-11
Yeoksam-Dong, Gangnam-Gu
Seoul 135-912, Korea

> **Re: Gmarket Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed May 8, 2007**
> **File No. 0-52060**

Dear Mr. Ku:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief